For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Excellent Drill Results Continue at Pacific North West Capital’s River Valley Platinum Group Metals Project, Sudbury, Ontario

  Positive infill drill results in the Dana North Area include;
    2.47 gpt Pd+Pt+Au over 35 metres in hole DN021
      Including 5.06 gpt*Pd+Pt+Au**over 6 metres
      Including 3.12 gpt*Pd+Pt+Au**over 5 metres
  2.57 gpt Pd+Pt+Au over 35 metres in hole DN022
    Including 3.20 gpt Pd+Pt+Au over 4 metres
    Including 2.71gpt*Pd+Pt+Au**over 10 metres
  3.18 gpt Pd+Pt+Au over 42 metres in hole DN023
    Including 3.43 gpt Pd+Pt+Au over 11 metres
  2.88 gpt Pd+Pt+Au over 12 metres in hole DN024
    Including 3.97 gpt Pd+Pt+Au over 6 metres
  Infill drilling is now completed and the Company’s current drilling activities are focused on expanding mineralization and testing new targets.
  Phase ID will be 2500 metres of drilling focused on testing the new induced polarization targets.
*gpt = grams per tonne
**Pd+Pt+Au= Pladium+ Platinum+Gold

October 13Th  , 2011, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce assay results for five more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, near Sudbury, Ontario (Figures 1-3)

Significant intercepts are reported below:

Hole DN021:

This hole was drilled in the Dana North Area, on Section 5+50E where some infill holes were required.

A wide mineralized Breccia Zone intersection reports as 265.8 metres from 114 to 379.8 metres. Significant mineralization within this wide breccia zone intersects 35 metres from 214 to 249 metres at 2.47 gpt 3E.

This interval includes 6 metres from 216 to 222 metres at 5.06 gpt 3E and 5 metres from 226 to 231 metres at 3.12 gpt 3E.

Significant mineralization occurs again at deeper depths;

The Hole DN021 intersection returned a significant intercept of 19 metres from 304 metres at 2.01 gpt 3E. This intercept is followed by an 8 metres mineralized breccia from 331 metres to 339 metres at 2.39 gpt 3E.

News Release	October 13th, 2011

Hole DN022:

Drill Hole DN022 (‐51°) was collared at the same setup as DN021 (‐60°), and drilled to the east to test the shallower extension of the mineralized zone.

Hole DN022, intersected 35 metres from 214 to 249 metres at 2.57 gpt 3E, including 4 metres from 199 to 203 metres at 3.20 gpt 3E and 10 metres from 208 to 218 metres at 2.71 gpt 3E.

Near Surface Mineralization Continues to be encountered:

Three important holes recently drilled at River Valley Project were DN023 through DN025. These holes extended the near surface zone by approximately 45 metres up-dip, at near surface target of the project (Fig 2). This shallow target represents just one of several important targets that have been identified for mineralization verification and expansion. This target was not tested previously.

Hole DN023 and DN024:

DN023 and DN024 were collared approximately 40 and 75 metres, respectively, North East of DN022 in order to test shallower extension of the mineralized zone.

Hole DN023, intersected 42 metres from 68 to 110 metres at 3.18 gpt 3E including 11 metres from 88 metres at 3.43 gpt 3E. Mineralization in DN023 and DN024 correlates with the mineralization in DN021 and DN022, which illustrates strong continuity of mineralization on the section.

Hole DN025: This hole was collared approximately 15 metres South- East of DN024 and tasted the same shallow target as DN024. DN025 intercepted 2.23 gpt 3E over 10 metres, including 4.01 gpt 3E over 5 metres.

Results for significant intercepts achieved in the current drill program at Dana North Area are tabulated in Table 1. True widths of intercepts are shown and are based on the current interpretation.

Infill Drilling Confirms Continuity of Mineralization, Exploration Drilling in Progress;

Results of infill drilling at Dana North have been successful at confirming the nature of the mineralization, with the majority of holes returning higher than anticipated PGM grades.

News Release	October 13th, 2011

Infill drilling in Dana North Area is now completed and the Company’s current drilling activities are focused on expanding mineralization in the Dana Area and testing new targets.

Some new targets were identified during a three-dimensional (3D) IP survey performed from March to July 2011.

Exploration drilling is expected to continue throughout the remainder of 2011 in order to expand the resource and increase the confidence associated with the mineralization. This drilling is required in order to prepare a resource estimate for the project that is scheduled for the first Quarter of 2012.

Phase IC drilling program is in progress. To date, 40 holes have been successfully completed, for a total advance of 10,200 metres.

Table 1 – Significant assay intervals of DN016 to DN015 (Composite Results)

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Pt (gpt)	Pt (opt)	Pd (gpt)	Pd (opt)	Au (gpt)	Rh (gpt)	3E (gpt)	3E (opt)	Ni (%)	Cu (%)
DN021-2011	214	249	35	114.8	34.6	0.58	0.02	1.77	0.06	0.12	0.006	2.47	0.08	0.02	0.15
Including	216	222	6	19.7	5.9	1.13	0.04	3.71	0.12	0.22	0.015	5.06	0.16	0.04	0.24
Including	226	231	5	16.4	4.9	0.72	0.02	2.25	0.07	0.16	0.007	3.12	0.10	0.03	0.20
And	304	323	19	62.3	18.8	0.47	0.02	1.45	0.05	0.09	0.004	2.01	0.06	0.04	0.17
And	331	339	8	26.2	7.9	0.59	0.02	1.72	0.06	0.08	0.006	2.39	0.08	0.04	0.19
DN022-2011	214	249	35	114.8	33.7	0.42	0.01	1.27	0.04	0.88	0.004	2.57	0.08	0.03	0.13
Including	199	203	4	13.1	3.9	0.67	0.02	2.36	0.08	0.17	0.006	3.20	0.10	0.04	0.21
Including	208	218	10	32.8	9.6	0.64	0.02	1.96	0.06	0.12	0.006	2.71	0.09	0.04	0.17
DN023-2011	68	110	42	137.8	35.7	0.53	0.02	1.65	0.05	1.00	0.005	3.18	0.10	0.02	0.13
Including	88	99	11	36.1	9.4	0.75	0.02	2.54	0.08	0.14	0.008	3.43	0.11	0.04	0.19
DN024-2011	25	37	12	39.4	10.2	0.68	0.02	2.08	0.07	0.12	0.007	2.88	0.09	0.03	0.16
Including	25	31	6	19.7	5.1	0.93	0.03	2.90	0.09	0.15	0.009	3.97	0.13	0.03	0.18
And	41	56	15	49.2	12.8	0.41	0.01	1.29	0.04	0.06	0.004	1.76	0.06	0.02	0.10
Including	47	50	3	9.8	2.6	0.71	0.02	1.98	0.06	0.08	0.006	2.77	0.09	0.04	0.14
And	61	72	11	36.1	9.4	0.41	0.01	1.41	0.05	0.08	0.004	1.90	0.06	0.03	0.15
Including	67	70	3	9.8	2.6	0.39	0.01	1.36	0.04	0.08	0.005	1.83	0.06	0.03	0.16
DN025-2011	28	38	10	32.8	8.5	0.56	0.02	1.59	0.05	0.08	0.005	2.23	0.07	0.03	0.12
Including	30	33	3	9.8	2.6	1.10	0.04	2.78	0.09	0.13	0.009	4.01	0.13	0.03	0.15

Quality Assurance and Quality Control (QA/QC)

All diamond drill core samples were submitted to SGS Laboratories, Toronto, Ontario and assayed for Pt, Pd, Au, Cu and Ni and 29 additional elements by inductively coupled plasma (ICP) methods. Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with aqua-regia, and measurement with an ICP finish. Lower limited of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by ICP. Concentrations of Cu-Ni were determined by ICP methods with detection limit of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%. One standard and one blank were inserted every 40 samples into the sample stream. Duplicates were taken each 20th sample. This practice continues throughout 2011 Phase I (A) and Phase II drilling, and includes the preparation and insertion of new and necessary standards at the cut-off grade and at the mean grade of the deposits. All sample preparation has been conducted and directed on site by contract geologists and samplers hired by PFN.

News Release	October 13th, 2011

Qualified Person Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Acting Vice President Exploration for PFN and a Qualified Person under the provisions of National Instrument 43-101.

About River Valley Project:

On April 20th, 2011 PFN announced that it commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of August 2011, PFN has completed more than 10,000 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource. The latest mineral resource estimate in accordance with the guidelines set out by NI43‐101 was published in 2006 and the results are as follows:

NI43-101 Compliant Mineral Resources for River Valley

  Measured Resource:

7.99 million tonnes grading 1.33 g/t p palladium,  0.44 g/t platinum, 0.08 g/t gold, 0.12% copper and 0.02% nickel using a cut-off grade of 1.00 g/t palladium + platinum (Pd+Pt).

  Indicated Resources:

11.31 million tonnes grading 1.08 g/t palladium,  0.36 g/t platinum,0.07 g/t gold, 0.10% copper and 0.02% nickel  using a cut-off grade of 1 g/t Pd+Pt.

  Inferred Resources:

0.88 million tones grading 1.36 g/t palladium,, 0.47 g/t platinum , 0.07 g/t gold, 0.10% copper and 0.02% nickel using a cut-off grade of 1 g/t Pd+Pt

PFN’s objective for River Valley is to delineate sufficient resources to establish a multi-million tonne open pit PGM mine.

Completion of a new NI43-101 mineral resource estimate is scheduled for the end of first quarter of 2012.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, which makes Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July, 2011). The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has excellent infrastructure support and is located 100 km from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities that have excess capacity.

News Release	October 13th, 2011

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in platinum group metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and board of directors. PFN has approximately $4.5 million in working capital and securities and no debt.

Aggressive Ongoing Acquisition Program

The Company has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals projects, precious metals and base metals projects on an international scale.

The Company has recently begun significantly expanding its PGM project portfolio in Canada and the U.S. (Alaska) and will be releasing updates as soon as these acquisitions have been completed.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.pfncapital.com)

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release	October 13th, 2011